

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 3, 2009

VIA U.S. MAIL

Eugene J. Midlock
Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, California 94588

> **Re: The Cooper Companies, Inc.**
> **Form 10-K for the year ended October 31, 2008**
> **Filed December 19, 2008**
> **File No. 001-08597**

Dear Mr. Midlock:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief